UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43438

TICKETPLUS LTD.

(Translation of registrant’s name into English)

Alonso de Córdova 5320, Piso 16

Las Condes, Región Metropolitana

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Other Events.

As previously disclosed, on August 6, 2026, Ticketplus Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, Bancroft Capital, LLC, and Public Ventures, LLC d/b/a MDB Capital, as representatives of the underwriters named on Schedule I thereto (the “Representatives”), relating to the Company’s initial public offering (the “Offering”) of 1,875,000 Ordinary Shares (the “Shares”) of a par value of $0.0001 each of the Company (the “Ordinary Shares”), at an Offering price of $8.00 per share (the “Offering Price”), for aggregate gross proceeds of $15,000,000, before deducting underwriting discounts and commissions and other offering expenses. The closing of the Offering took place on August 10, 2026. The Company delivered the Shares to the Representatives on the same day.

Pursuant to the Underwriting Agreement, the Company granted the Representatives a 45-day over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 281,250 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and other offering expenses.

On August 12, 2026, the Representatives exercised the Over-Allotment Option in part to purchase an additional 258,814 Ordinary Shares, generating gross proceeds to the Company of approximately $2.07 million and net proceeds of approximately $1.9 million. The closing of the exercise of the Over-Allotment Option took place on the same day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026	TICKETPLUS LTD.

	By:	/s/ Chien-Fu Chen Chen
Chien-Fu Chen Chen
Chief Executive Officer

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